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FEB 28 2011

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stock USA Execution Service, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Route 6
(No. and Street)

Carmel	NY	10512
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Marinelli — 845-225-5132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Hessler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock USA Execution Service, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

President

Title

Notary Public

BARRY M. FERRARI
NOTARY PUBLIC, State of New York
No. 01FE5070335
Qualified in Orange County
Commission Expires December 9, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Stock USA Execution Services, Inc.

We have audited the accompanying statement of financial condition of Stock USA Execution Services, Inc. as of December 31, 2010, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under CFTC. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock USA Execution Services, Inc. as of December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission and the Regulations under CFTC. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company, LLP
Certified Public Accountants

January 24, 2011
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

STOCK USA EXECUTION SERVICES, INC.

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

STOCK USA EXECUTION SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010

ASSETS

Cash in bank		$ 823,744
Commissions receivable		631,188
Prepaid expenses		85,810
Securities, at market value		62,962
Clearing deposits		602,990
Fixed assets, at cost less accumulated depreciation of $67,212		63,570
Data quote fees receivable		24,707
Security deposits		1,135
		$2,296,106

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and taxes payable		$1,055,189
COMMITMENTS AND CONTINGENT LIABILITIES		
SHAREHOLDER'S EQUITY		
Common stock	$ 200	
Capital in excess of par value	45,347	
Retained earnings	1,195,370	
Total Shareholder's Equity		1,240,917
		$2,296,106

The accompanying notes are an integral part of these financial statements

STOCK USA EXECUTION SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2010

INCOME		
Trading profits		$ 679,288
Commission income		5,948,983
ECN rebate		28,324
Interest income		30,906
Other income		10,416,683
Total Income		17,104,184
EXPENSES		
Employee compensation and benefits	$ 3,452,167	
Clearing and execution fees	10,919,902	
Communications and data processing	491,850	
Occupancy	122,022	
Other expenses	1,046,857	
Depreciation	12,738	
Total Expenses		16,045,536
INCOME BEFORE PROVISION FOR INCOME TAXES		1,058,648
PROVISION FOR INCOME TAXES		3,000
NET INCOME		$ 1,055,648

The accompanying notes are an integral part of these financial statements

STOCK USA EXECUTION SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

BALANCE - JANUARY 1, 2010		$1,778,270
Add:	Net income	1,055,648
		2,833,918
Less:	Distribution of Sub-chapter S income	1,593,001
BALANCE - DECEMBER 31, 2010		$1,240,917

The accompanying notes are an integral part of these financial statements

STOCK USA EXECUTION SERVICES, INC.

STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2010

SUBORDINATED LIABILITIES - JANUARY 1, 2010	$ -0-
SUBORDINATED LIABILITIES - DECEMBER 31, 2010	$ -0-

The accompanying notes are an integral part of these financial statements

STOCK USA EXECUTION SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$1,055,648
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	12,738
(Increase) decrease in commissions receivable	(108,087)
(Increase) decrease in prepaid expenses	(61,919)
(Increase) decrease in securities at market value	(42,613)
(Increase) decrease in clearing deposits	(76)
(Increase) decrease in data quote fees receivable	(10,996)
(Increase) decrease in security deposits	(1,135)
Increase (decrease) in loan payable	(61,671)
Increase (decrease) in accrued expenses and taxes payable	184,402
Net Cash Provided by Operating Activities	966,291
CASH FLOW FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(45,638)
Net Cash (Used in) Investing Activities	(45,638)
CASH FLOW FROM FINANCING ACTIVITIES	
Distribution of Sub-chapter S earnings	(1,593,001)
Net Cash (Used in) Financing Activities	(1,593,001)
DECREASE IN CASH	(672,348)
CASH - BEGINNING OF YEAR	1,496,092
CASH - END OF YEAR	$ 823,744
SUPPLEMENTAL CASH FLOW INFORMATION	
Amount paid for:	
Interest expense	$ 1,478
Taxes	$ 5,250

The accompanying notes are an integral part of these financial statements

STOCK USA EXECUTION SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

NOTE 1 - ORGANIZATION

Stock USA Execution Services, Inc. ("the Company"), formerly Stock USA Investments, Inc. was incorporated in state of the New York in 1999. During 2001, the Company received authorization to engage in the business of performing security transactions for investors and business (clients) as a securities broker-dealer. The company is a member of FINRA, is a member of NFA and is registered with the Securities and Exchange Commission. The Company also gives it clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction on line. The Company operates as an introducing broker through its clearing broker, Penson Financial Services, Inc. on a fully disclosed basis.

The Company does not hold funds or securities for, or owe any money or securities to customers and does not carry accounts of, or for customers. Customers send money directly to the clearing organization for deposit into the Company's accounts. The Company collects commission fees for its services to its customers. The Company is currently registered to do business in many states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned and expenses are recognized when incurred. Proprietary securities transactions and commissions revenues are recorded on a trade date basis.

Cash and Cash Equivalents

For financial statements purposes the Company considers demand deposits and money market funds to be cash and cash equivalents.

Fixed Assets

Depreciation has been provided primarily by the use of the straight line method over the estimated useful life of the assets. Maintenance and repair costs are charged to operations as incurred, renewals and betterments are charged to the appropriate asset accounts. On retirement or sale of the property, the respective property accounts are reduced by the cost of the property retired or sold and accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company's future minimum lease commitments under real estate leases are as follows:

YEAR ENDED	
December 31, 2011	$100,077
December 31, 2012	$105,081
December 31, 2013	$ 44,670

Counsel for the Company advises that there is no litigation of a material nature pending against the Company.

NOTE 4 - BROKERAGE ACTIVITIES

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2010, customer obligations to the clearing firm were collateralized by cash and securities with a market value in excess of their obligations.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered securities broker, member of the Financial Industry Regulatory Authority, Inc., (FINRA), and National Futures Association, (NFA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2010, the Company had net capital of $1,043,263 which exceeded the requirements by $943,263.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks excess of the U.S. Federal Deposit Insurance Corporation (FDIC) insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash.

STOCK USA EXECUTION SERVICES, INC.

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2010

TOTAL SHAREHOLDER'S EQUITY		$1,240,917
TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL		$1,240,917
DEDUCTIONS OR CHARGES:		
Non-allowable assets:		
Prepaid expenses	$ 85,810	
Net book value of fixed assets	63,570	
Other non-allowable assets	25,842	
Total Deductions Or Charges		175,222
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		1,065,695
HAIRCUTS		
Other securities	22,432	
Total Haircuts		22,432
NET CAPITAL		$1,043,263

STOCK USA EXECUTION SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS LIABILITIES	
Accrued expenses and taxes	$1,055,189
TOTAL AGGREGATE INDEBTEDNESS	$1,055,189
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	101.14%
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AFTER ANTICIPATED CAPITAL WITHDRAWALS	101.14%

STOCK USA EXECUTION SERVICES, INC.

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2010

NET CAPITAL PER UNAUDITED X17A-5		$1,041,409
Adjustments:		
Reductions in haircuts	$2,693	
Additional unallowed asset	(839)	1,854
NET CAPITAL PER AUDITED REPORT		$1,043,263

STOCK USA EXECUTION SERVICES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2010

MINIMUM NET CAPITAL REQUIRED - 6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS	$ 70,381
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 100,000
NET CAPITAL REQUIREMENT	$ 100,000
EXCESS NET CAPITAL	$ 943,263
EXCESS NET CAPITAL AT 1000%	
(Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement of reporting broker or dealer	$ 923,263

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconcilition

To the Board of Directors
Stock USA Execution Services, Inc.
1717 Route 6
Carmel, NY 10512

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010 which were agreed to by Stock USA Execution Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you in evaluating Stock USA Execution Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stock USA Execution Services, Inc.'s management is responsible for Stock USA Execution Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach + Company, LLP

Certified Public Accountants

January 24, 2011
New York, New York

STOCK USA EXECUTION SERVICES, INC.

SIPC SUPPLEMENTAL REPORT

AS OF DECEMBER 31, 2010

SIPC assessments for the year ended December 31, 2010 totaled $14,752, which were paid as follows:

Period Ended	Date Paid	Amount
June 30, 2010	July 28, 2010	$ 7,599
December 30, 2010	January 21, 2011	7,153
		$14,752

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Auditors' Report on Internal Control

To the Board of Directors
Stock USA Execution Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stock USA Execution Services, Inc. (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 under the CFTC, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of Section 4d(2) of CFTC and the regulations thereunder, and the segregation of funds based upon such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, NFA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company, LLP

Certified Public Accountants

January 24, 2011
New York, New York

STOCK USA EXECUTION SERVICES, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010